K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 26, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 223 to the Registration Statement on Form N-1A

Dear Mr. Bartz:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments that we received from you by telephone on June 24, 2015 regarding Post-Effective Amendment No. 223 (“PEA No. 223”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Ionic Strategic Arbitrage Fund (“Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on June 18, 2015. Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comments

1.	The SEC staff will not accelerate the effectiveness of a post-effective amendment that does not include all required financial information. As the Registrant did not complete the Fund Summary Expense Example in PEA No. 223, the Staff is requesting that the Registrant file a post-effective amendment to the Registration Statement pursuant to Rule 485(a) that contains a complete Expense Example. Please make this filing on or before Friday, June 26, 2015 in order for the staff to accelerate the effectiveness of the post-effective amendment to June 30, 2015.

The Registrant has filed Post-Effective Amendment No. 224 (“PEA No. 224”) to the Registration Statement pursuant to Rule 485(a). PEA No. 224 includes all required financial information, including the information for the Expense Example.

Securities and Exchange Commission

June 26, 2015

2.	The comment response letter filed with PEA No. 223 states that the Fund may invest in contingent convertible bonds. Please advise the Staff whether the Fund may invest in contingent convertible bonds issued by financial institutions that provide for the mandatory conversion of the instrument in the event that a financial institution’s Tier 1 capital falls below a certain level (“CoCo bonds”). If the Fund will invest in CoCo bonds, please disclose this strategy in the “Principal Investment Strategies” section of the Fund Summary or the statement of additional information, as applicable, and include appropriate risk disclosure.

The Fund may not invest in CoCo bonds. As previously discussed, the Fund may invest in convertible bonds with certain contingency features that are not CoCo bonds. Accordingly, the Registrant has not added disclosure to the Fund Summary or statement of additional information regarding investments in CoCo bonds.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy K. Ingber

Kathy K. Ingber

cc:     Rosemary Behan

          Diana Lai

             American Beacon Advisors, Inc.